Filed by CNX Resources Corporation

Commission File No.: 001-14901

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CNX Midstream Partners LP

Commission File No.: 001-36635

Date: July 27, 2020

Transcript

The following is a transcript of a pre-recorded video presentation regarding the proposed merger of CNX Resources Corporation (“CNX Resources” or “CNX”) and CNX Midstream Partners LP (“CNX Midstream” or “CNX Midstream”) that was made available under the “Investor Relations” page of CNX’s website at www.cnx.com, and under the “News and Events” page of CNX Midstream’s website at www.cnxmidstream.com. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. CNX Resources believes that none of these are material.

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Nick DeIuliis, Chief Executive Officer of CNX Resources and CNX Midstream: Hi, everybody. This is Nick DeIuliis, the CEO of the CNX Resources. And today we are providing this video for you to a assess the transaction that we’re excited about and a new company that the transaction creates. The new CNX Resources transaction that I’m speaking of is CNX Resources acquiring the remaining interest not owned by the company of CNX Midstream. This is a great transaction for CNX shareholders as well as a great one for CNX Midstream unitholders. One of the most exciting attributes for me personally, probably the single most exciting attribute of this transaction is that we were able to structure it where the unit holders received an ownership interest in a new CNX Resources company. You’ll see that has substantial upside and a bright future. So on behalf of CNX owners, CNX board of directors to CNX, Resources management team, I want to welcome you CNX Midstream unit holders into the CNX Resources ownership fold. Now, with this transaction, as I said, CNX Resources becomes a new company. And as our title slide in the slide deck that accompanies this video denotes CNX with this transaction is new because of two different perspectives. First, we’ve got a non-replicable position within the Appalachian Basin that other peers cannot copy. And second, many of our metrics on the performance side of our business all lead to and conclude one to being CNX Resources as best in class within the basin. So there’s some cautionary language on slide two of our deck regarding forward looking statements that I would encourage you to read at your leisure. And in the next couple of minutes, I’m going to turn things over to Don Rush, our chief financial officer, who’s going to cover the transaction itself, as well as highlight six investment themes or investment reasons why the new CNX Resources is not just non-replicable. I said also best in class, and then we’ll dive a little deeper on each of the six individually as we go through the video presentation. With that now, I’m going to turn things over to Don Rush.

Don Rush, Chief Financial Officer of CNX Resources and CNX Midstream: Thanks, Nick. Slide three walks through the details of the transaction under this agreement. Each unit holder of CNXM will receive zero point eight eight shares of CNX common stock. Upon completion of the merger, which is expected to close in the fourth quarter of this year, this ratio represents a 15 percent premium to the 30 day average exchange ratio. We believe that this transaction represents a highly attractive and accretive value proposition for both CNX shareholders and see an CNXM unitholders. The newly combined shareholder base will benefit from a simplified corporate structure and enhanced credit profile and increased operational and financial flexibility. The transaction solidifies CNX as the premier low cost operator in the Appalachian Basin and enhances the index’s ability to generate significant free cash flow year in and year out. For a single unified shareholder base see, CNX is now a non-replicable, best in class E&P company, as we will discuss on the following slide. Please note that as a housekeeping item. I’ll refer you to the last slide in our presentation regarding non gap related information. We believe there are six main themes that describes CNX and the rest of this presentation will go through these six items in detail. But in summary, the reason we are in such a phenomenal position going forward is because our low cash cost and our low capital intensity create a business model that we expect to generate over five hundred million dollars in free cash flow per year annually. This free cash flow allows us to continue to fortify our balance sheet and is achievable and at a low risk manner. We expect to meaningfully increase the intrinsic value per share of the company going forward and our share price should raptly appreciate as the capital markets begin to fully understand our story. With that, I’ll turn it back over to Nick to start with reason one.

Nick DeIuliis: Thanks, Don. Now, the first investment reason that Don highlighted was our low cost position within the basin. This is vital to any commodity business, including the E&P, where we’re manufacturing the methane molecule, being the low cost producer. It’s strategically important and being a low cost producer is also important. When you look at the quantitative side of intrinsic value per share. So it basically covers the entire spectrum and we’re certainly excited to be that low cost producer. Now, interestingly, we’ve been the low cost producer. When you look at things from production, cash cost perspective for a while now. But you had to do some math in terms of netting out the margin that we received from our ownership and CNX Midstream take to get to that conclusion. Now, with this transaction that we’ve announced proforma, no need to do math any longer. And clearly from a production cash cost perspective, we’re the low cost producer in the basin. And then when you look at all in cash costs. So when you start to add to production cash cost, the other burden costs that companies need to carry. With respect to the cost profile, we are rapidly becoming the low cost producer in the basin as well from that metric, because when you look at things like our interest, cash costs. On our debt, because it gets declining, when you look at our unused FT book debt is rolling off. And you look at things like oil rig charges that are going away, our burden, cash costs on a per MCF basis are plummeting year on year. So currently low cost producer on production, cash cost and also rapidly becoming low cost producer on fully burdened cash costs. Metrics are vitally important to what we’re going to talk about for the rest of the deck. I’m going to turn you over to Don. We’re going to go through those costs slides in more detail while you’re doing that. I challenge you to find another peer in the Appalachia Basin that compose what we’re currently posting on production cash cost. And they can post what we’re about to be able to deliver when it comes to fully burdened cash costs Don.

Don Rush: Thanks, Nick. Slide six shows see an excess cash production costs relative to its E&P peers on a trailing twelve months basis. As you can see, the 73 cents per MCFE referenced on this slide is substantially better than our peers average cost of approximately one dollar and 40 cents per MCFE. The significant low cost advantage ensures we generate strong margins during both the highs and lows of the gas commodity cycle and allows us to generate attractive returns on new D&C at lower prices than our peers in subsequent to the announcement of today’s transaction. We expect to reduce it even further. Slide seven walks through how our non SG&A corporate cash costs declines over the next seven years. It’s important to note that these numbers include all of the cash, income and expenses of the company that are not related to a capital or production costs. Most importantly, as Nick mentioned, unused F.T. processing and equipment costs dropped dramatically as our existing legacy contracts expire over the next few years. Additionally, our cash interest expense is expected to materially decline as we generate significant free cash flow to be used to pay down our debt. Lastly, as the chart highlights, CNX has several other areas of our business that generate meaningful income streams, including third party Midstream gathering, third party water sales, sales of unused F.T. and various non up royalties we receive. These income stream projections are based on historical results and existing assets and contracts. They are significant, an important component to understanding the expected total cash flows of our company. Ultimately, under the basic free cash flow plan presented here are not SG&A, corporate costs would effectively be reduced to zero. Under these conservative assumptions, we are now positioned to go from the lowest production cash cost company in the basin to having the lowest fully burdened cash costs in the basin. This slide shows how and why. As you can see, even with a conservative forecast that holds production costs and as is essentially flat and simply adjusts our corporate cash costs for the contract roll offs and interest expense reductions discussed on the previous slide. See you next is fully loaded. Cash costs are expected to be below 90 cents, MCFE.

Don Rush: What is remarkable about this number is that it is over twenty five cents lower than our third lowest peer’s production. Only cash cost and nearly 50 cents lower than the average production. Only cash costs of our peer group, so are fully burdened. Cash costs significantly better than the production cash cost of all but one of our peers.

Don Rush: Now we can turn our focus to the capital side of our cost structure.

Nick DeIuliis: Nick, a second investment thesis is that CNX Resources enjoys low capital intensity and high capital efficiency. And for a capital intensive business like E&P, those things matter greatly over the long haul. Now, do we enjoy great capital efficiency because a great rock or because of integrated upstream and Midstream or because a stock pays or because of high end or eyes versus peers or our use of technology from electric frac fleets to our real time operating center to our quality management systems? Well, the answer, of course, it’s all of the above. All those things drive our great capital efficiencies. And this investment thesis, I think, gets missed quite a bit by the market because it’s been a work in progress that’s been changing very rapidly in a short period of time. Not to look any further than our EU, ours and our southwest PA Marcellus and our CPA Utica to see that in action. So is going to lay out the three drivers of our best in class capital efficiency, and they’re going to be first our current and future funding envelopment efficiencies and our core Marcellus and CPA Utica regions. Second, our infrastructure build out of water, land, and Midstream is largely wrapped up and completed. And then third, our PDP base decline is dropping into the future, which bodes very well when you look at our maintenance and production plan for year after year. Within our seven year horizon. Don.

Don Rush: Thanks, Nick. I’ll jump right into how our funding and development costs have changed over time and how investors should think about the go for DD&A rate for new wells. Fortunately, Gap DA for D&C looks backwards and thus is a poor indicator on what our D&C capital efficiency is today or is expected to be moving forward. I said fortunately, because our current and anticipated future F&D is substantially better than historical D&C D&A, for instance, this slide lays out how lateral links have tripled in size. You always have almost doubled in cost per foot, has been cut in half is really quite remarkable to look at how different the capital costs per MCFE is today versus when we were just getting started. With all that said, the right way to think about our D&C DD&A rate on a go forward perspective for new wells is around 30 cents from CFE. Additionally, we expect our go for DD&A rates to be even lower in both the southwest P.A. Marcellus area and CPA Utica area. Going forward, Slide 11 lays out our non D&C investments and as you can see, our major infrastructure build out, which sets us up for low operating costs and optimized production over the life of our wells is substantially complete. Our new dual gasline Midstream system allows us to flow our wells at the optimal pressures throughout their life without being impacted by second or third set of wells being drilled on that same pipeline. Our water infrastructure investments allow us to reduce our reliance on water trucks and has led to our best in class water management costs. Additionally, our investments in our acreage footprint provide us with a methodical, predictable drilling runway for several years to come.

Don Rush: These historical investments translate into significantly reduce future spend of approximately 70 million dollars per year going forward under our maintenance of production plan. The D&C and non D&C spends are clearly lower going forward. And the other reason why our free cash flow plan capital intensity is so low is our shallowing base decline rates, which I would talk to on Slide twelve to start out. I want to explain that exit to exit PDP base declines are primarily a function of how much of your underlying PDP base is comprised of legacy wells versus wells turned on line within the prior to 12 to 18 months. On this slide, you can see an illustrative example of how this works. If a company like CNX pivots from a growth plan to a flat production model walking through the chart at the bottom, you can see how the decline of the legacy PDP is prior to 2020 declines less each and every year as we move towards 2026. And how these new wells drilling each year that turn into PDP is the light blue bars contributes to this building base. Finally, the gray bars at the top show how the replacement production you need each year from new TILs declines every year between now and twenty twenty six as the PDP base builds. This is why our base decline rate shown as approximates with green dots on the secondary axis, reduces from the mid thirties in 2020 to less than 20 percent by twenty twenty six. The five year average of twenty five TILs per year to carry out our free cash flow plan is structured to match this reality with slightly more tools needed in twenty twenty two in. Fewer TILs needed in twenty twenty six when compared to the twenty five per year average, all driven by the fact that the replacement production needed becomes less and less each year going forward, it is important to note that you need an efficient, high pressure, low pressure Midstream system like the one we’ve already constructed for this to work. So your legacy wells can flow at much lower pressures than what new wells flow up. All these factors together lay out why our capital intensity going forward in a flat production free cash flow plan is so efficient. With that Nick will pool both cost items together and get into what it means for our free cash flow investment.

Nick DeIuliis: Reason number three is free cash flow generation. Now, the free cash flow generation shouldn’t be much of a surprise because it’s largely driven by the first two reasons that Don covered, which is having a great low cost cash position within the basin and also having great capital efficiencies and low capital intensity. Those are two big drivers of free cash flow generation. The third is going to be and we’ll cover this in a few minutes, our hedge book, which really insulates the revenue side that drives free cash flow generation in the next couple of years. So the three plus billion dollars of Q1, a free cash flow over the investment time period that we’ve laid out a pay particular attention to, not just the magnitude of that, but how that magnitude compares to a couple of metrics. The first one being our market cap, our cumulative free cash flow generation that we’re laying out basically approaches 100 percent of our market cap by the close of twenty twenty three. I also compare that free cash flow cumulative generation to the total debt level of the company and the free cash flow generation cumulatively approaches one percent of our debt load in twenty twenty five. Towards the end of twenty twenty five. Those are some some pretty compelling metrics when you compare them to, like I said, market cap and debt level. Also, please pay particular attention to the free cash flow yields that we’re looking at with respect to see CNX Resources, to just use a frank term. Those free cash flow yields are ridiculous. With respect to what we’re posting for CNX Resources and investors that are attracted to a metric like free cash flow yield, I think we’ll be very excited about the investment opportunity of CNX Resources. And they may be focused as investors may be focused on other industries outside of the E&P. But to the extent that we can garner their attention and have them take a look and a deep dove and to CNX Resources, certainly a compelling investment opportunity.

Don Rush: Slide 14 is really the easiest way to understand how we can generate significant free cash flow, even at these historically low for NYMEX strips and brings together all the costs items we have discussed on our previous sections. These numbers are five year averages between twenty twenty two and twenty twenty six, and then we’ll walk through them starting on the left side of the page with our cash production costs, which you can see or appear leading sixty seven cents. Next we add onto that our corporate and other charges. This column represents every other cash expense of the company except for capital. The next column gives us credit for the other income the business generates going forward. And as we’ve previously said, this estimate is conservative and assumes we only gathered a third party volumes we have currently flowing today with a nominal amount of third party water and royalty income. This nets to all and company expense costs of eighty seven cents per MCFI. The next gray column is an illustration of the most conservative way to counter capital expenditures. It basically expenses them all within the calendar year and divides that amount by the average annual production. Using this approach as a fifty four cent capital charge to our annual cash flows to keep our production flat. So if you look at the all in annual cash expenditures for the entire company, you get a per MCFe cost of approximately one dollar and 41 cents, which is well below the current gas realizations we receive under the current forward strip. And what is even more remarkable is looking at this; every dollar spent costs method relative to our peers. As you may recall, we showed previously that the average cash production costs of our peers is approximately one dollar and 37 cents. So are everything and anything all in cash expenditures for the year per MCFe are basically equal to the average cash production costs of our peers. Let me say that one more time are fully burdened. Costs are in line with our peers operating cash costs. Once you add in the interest costs the SG&A costs and other operating expense costs and the capital our peers need to spend each year to make flat production are all in cash costs per MCFe is substantially below our competitors. This cost advantage ensures that CNX can operate successfully and produce substantial free cash flow at price trips where the peers cannot afford to hold their production flat and be cash flow neutral. This creates a moat for CNX that ensures we maintain a competitive advantage over our peer group for the long haul. This buildup gives us the conviction of our free cash flow plan that is laid out on slide 15.

Don Rush: The numbers speak for themselves, but I would like to provide a bit more context as to why we feel they are so impressive.

Don Rush: Number one, as we’ve laid out, the free cash flow plan is underpinned by conservative assumptions. We are currently achieving the operating cost projections we are using. We are actually performing better than the capital cost assumptions we are using. The other corporate expense assumptions are mechanically improving because of unused F.T. and processing contracts rolling off our interest expense reductions are expected to be realized as we pay off our debt or other income assumes no additional future success in developing third party business and for conservatism, we have kept SG&A cost the same. And to top all of this off, we are using the current forward gas strip that has NYMEX prices at approximately two dollars and 45 cents, which is an historic low. In fact, the vast majority of banks and analysts have their consensus for price decks much higher than this. So this plan is based off of conservative numbers across the board with plenty of upside to further improve upon. And number two, as Nick mentioned, when you look at these annual free cash flow numbers relative to our debt, you can see how our balance sheet is rapidly delivering and relative to our equity gives you a consistent annual average free cash flow yield of twenty six percent. This repeatable free cash flow yield is basically unheard of in the capital markets, especially when coupled with the current strength of our balance sheet, which Nick will discuss next investment.

Nick DeIuliis: Reason number four is a strong balance sheet that is rapidly becoming the best in class balance sheet in the Appalachian Basin. We have been so hard at work on our balance sheet for the last number of years. I can’t tell you how rewarding it is to be able to see the balance sheet in the position that it is today and how exciting it is to see where that balance sheet is going into the future as it only strengthens in large part because of our free cash flow generation, a rapidly deleveraging CNX Resources. Now, in many ways, I think CNX Resources and the basin peers are two ships that are passing in the night. And that’s especially true if you consider where the twenty twenty one and twenty twenty two NYMEX price forwards are sitting out. If those price forwards don’t strengthen and they very well may not strengthen, then what you’re going to see is because of our free cash flow generation CNX Resources, when you significantly deliver. And at the same time the peers are going to experience a significant increase in leverage and leverage ratio. So, again, a very different story. When you look at CNX Resources relative to the peer group and basin and you superimpose upon that, then NYMEX forward prices for twenty twenty one and twenty twenty two. Now last point I want to make before I turn you over to Don. On balance sheet is that we didn’t just build the balance sheet to simply survive or navigate through a tough time in the commodity cycle. We built this balance sheet to create optionality, to take advantage of those tough times and as disconnects and thrive during those down cycles within the commodity cycle. So it’s not just a survive and navigate. This is a navigate optionality and thrive situation that our balance sheet brings us. Again, strong position today. Soon to be best in class in the not too distant future.

Don Rush: Thanks, Nick. Slide 17 shows our free cash flow profile relative to our maturity schedule. And as you can see, the approximately four hundred million dollars remaining on our 2020 to maturity can be easily addressed multiple times over with free cash flow from the business and the remainder of our debt maturities are spaced out over time proportionately. This clean maturity runway provides the ultimate safety net in allowing us to be able to. Simply pay off all of our debt prior to their maturities. If we choose to do so and as you can see on Slide 18, our leverage ratio is going down because we are paying down our debt. This is the only way to organically reduce your leverage ratio. In a world with flat to declining prices and flat production, the ability to do this organically at the pace in which we are doing it is unique to CNX. As Nick mentioned, most of our peers will have increasing leverage ratios under the current forward strip, and their only hope of reducing it is with chunky asset sales or selling off net royalty interest. Our situation is different and as you can see, even at historically low gas prices, we expect that our leverage will be under one point five times in early 2023 and we can be debt free by twenty twenty five if we wanted to be increasing our liquidity well above one point five billion dollars. Along the way, this organic deleveraging ability is rare in the peace phase.

Don Rush: And one of the key reasons for our low risk profile that Nick will review.

Nick DeIuliis: Investment reason number five, the low risk associated with the projections and our financial expectations performance CNX Resources represents. So it’s not just that we’re the low cost producer in the Appalachian Basin or that we’ve got great capital efficiencies where we’re a significant free cash flow generator or we’ve got a very strong soon to be best in class balance sheet, maybe just as potent as those metrics. And those exciting investment reasons are that we also have a very low level of risk side to being able to deliver those metrics over time. And why is that low risk? Well, there’s different contributors and different drivers of the risk being low. In part, it’s our hedge book. In part, it’s because we’re using the NYMEX strip in our order assumptions and with respect to projections and expectations, we’re not using a made up or a different higher price deck when we’re projecting what we expect the company to deliver with respect to financial performance. And it’s also the deep inventory that we enjoy across our core area. If you look at our Southwest P.A. Marcellus Field and you also look at our CPA Utica fields, the depth of that inventory, it greatly exceeds the time horizon that we’ve laid out with our investment thesis today. So basically, we’re able to achieve the metrics across that time horizon. Never tapping beyond our core areas, which we’re very comfortable with and have a very long live dataset. With respect to.

Don Rush: Thanks, Nick. Slide 20 walks through some of the reasons why our risk profile is so low. I would start on the revenue side and our plans and decisions have less risk in them because we live in reality and we use the forward strip and our decision making utilize extensive hedging to lock in our projected revenues next. Operationally, as Nick mentioned. We are drilling high NRI tier one acres in areas where we have extensive experience and a deep inventory and we are using cost assumptions we have already achieved.

Don Rush: This, along with the fact that we need to run only one frac crew and one completions crew allows us to be hyper focused and efficient in our operations. Last, our balance sheet, cost structure and low fixed cost allow us to change plans quickly and efficiently when warranted. The flexibility to efficiently reduce activity during downturns is a must and a commodity business. Long term financial commitments such as firm transportation commitments and bases and gather contracts and processing commitments coupled with large debt loads and expiring lease positions, can force a company to drill to survive instead of drilling to optimize returns which can destroy shareholder value and a depressed price environment. Slide 21 highlights are best in class hedge book, as you can see from the slide. Not only is it the best among our peers in the near-term 2021 and 2022, it is significantly better than our peers in twenty three and beyond. This highlights the consistency of our approach and philosophy of using hedging as a risk management tool. I personally believe the ability to hedge and lock in your revenue is a huge tool, an advantage in the empty space that is underutilized. I’m sure there are countless companies and other industries that would love to lock in a price for their product for the majority of their anticipated capacities and volumes years in advance and even better, to be able to sell and fix the price on your product before you spend the capital and OpEx to produce it. As a capital allocation company that operates in the E&P space, we love this ability and we’ll continue to take advantage of it. However, the ability to take advantage of it consistently through up and down cycles means that you have to be by far the low cost producer, which we are. Because if you’re not hedging at low forward prices in the future doesn’t help you because your capital doesn’t generate returns at the low price levels and your business doesn’t generate free cash flow at the low price levels. So what we do cannot be duplicated by our peers at the same efficiency as we can do it. This view on hedging is not to say we are not optimistic on future gas prices. In fact, we think the future for natural gas pricing is very bright. We just recognize that commodity markets are impossible to predict and that cycles can happen both up and down due to external factors outside of anyone’s control or predictive ability. We will continue to methodically chip away at risk dollar cost averaging as we build our hedge book. Even at that, the press future gas prices in the strip today. The last part of the low risk nature of the company is our acreage position. It really is the foundation of our ability to run the company, how we are running it. We have decades of Tier one southwest P.A. acreage with high in our eyes and we have over a million acres across Appalachia that is mostly held by production. This quality footprint and NRI advantage is another reason we can generate significant free cash flow. Each and every year at gas prices that are at historic lows. Our high NRI’s, our competitive advantage over our peers that they will never be able to overcome, and in fact, some have been forced to sell overriding royalties, eroding the economics of their wells forever. We also have an extensive CPA Utica inventory that adds to our core southwest P.A. Marcellus position, CPA, Utica is now core, perhaps better than Southwest and Marcellus. And this acreage adds multiple decades of additional opportunity. Rolling all these items together set CNX up with the ability to create substantial shareholder value, which Nick will get into.

Nick DeIuliis: Last but not least, investment reason number six is what you see when you compare CNX Resources share price to the CNX Resources intrinsic value per share. And Don’s going to walk you through a number of different metrics or ways of assessing that gap, no matter which one you employ. You come away with the same conclusion that there is a significant gap to be realized as an owner of CNX Resources is going to walk you through just looking at enterprise value first, which would be simple math and very conservative approach, saying just take our current enterprise value. And to the extent that we continue to generate free cash flow and reduce our debt load, replacing equity within an enterprise value with reduced debt load. So just an equity growth portion of enterprise value creates an upside and CNX Resources stock with that alone. He’s also going to walk you through how that looks with respect to gap between share price currently and intrinsic value per share. If you look at our cash flow yield, we talked about that in a prior slide that Don highlighted. If you assume our cash flow yield approaches, the cash flow yields of other entities and industries where free cash flow yield is looked at and valued and and is important, then there’s a significant amount of upside from that perspective as well with CNX Resources stock. And then, of course, we’ll look at what a changing or a strengthening gas price would mean to CNX Resources intrinsic value per share. Again, across all three of those different ways of looking at it, the conclusion is the same. A significant amount of potential upside. When you look at where the CNX Resources stock is trading at today versus where it could be trading at on an intrinsic value per share basis across different ways of assessing that.

Don Rush: Thanks, Nick. I want to start with the lowest risk, most basic way that see index will create shareholder value. The chart on Slide 24 walks through the simple math on how our market cap and share price should increase proportionately as we pay down our net debt. And in this conservative look, the company will have zero debt over five hundred million dollars in cash and its share price of over twenty two dollars per share. If you assume our enterprise value stays consistent, which is a very conservative assumption, considering all the positive factors we will talk through next, starting with the free cash flow yield analysis on slide 25. This chart really highlights how attractive CNX is at its current share price. Not only verse are Appalachian peers and other energy companies, but against the entire market. Our expected twenty one point eight percent free cash flow yield in 2021 is impressive, but our expected annual average free cash flow yield of over twenty six percent on average through the next seven years is even more so. And the simple fact of the matter is that the market has not spent enough time understanding our company and our future relative to the peer group. And as such, we are trading at a similar EBITDA multiple as our general peer group causing our free cash flow yield to be enormous. This market disconnect cannot last forever, though. And as you can see from the slide, in order to get our free cash flow yield down to a more reasonable six point five percent average for the energy sector, our stock price would have to increase to thirty five dollars per share. Again, this is not an opinion or conjecture or a bull thesis case. This is simply taking our annual free cash flow that we have laid out in a conservative manner and turning it into a per share number. In our case, the five hundred million per year in free cash flow is about two dollars and 30 cents per share. This is simply taking our five hundred million dollars in annual free cash flow and turning it into a per share number, which is about two dollars and 30 cents per share. Next, you simply divide that number by the free cash flow yield that you think is appropriate. Our example is just the average free cash flow yield of the energy sector. So two dollars and 30 cents per share divided by six point five percent, gets you to a thirty five dollar per share valuation. So in essence, our approximately nine dollars stock price has to go all the way to thirty five dollars per share just to achieve an industry average free cash flow yield valuation. Again, this math assumes no incremental investments with the free cash flow we generate and is very conservative in nature. This doesn’t even get into the fact that we feel that the company should have a valuation premium, which I will discuss on Slide 26.

Don Rush: For most investors, one of the main traits that is important to them is whether or not a company has competitive advantages versus its peers and whether those advantages are sustainable and allow the company to hold on to its value creation in a highly competitive economy. When most people think about commodity companies, they believe that there are limited, enduring competitive advantages. And as such, it is hard to maintain healthy returns and free cash flow. Well, for CNX, we have created significant competitive advantages that cannot be replicated and that we expect will persist for a decade, plus essentially creating a protective moat around our company versus the competition. This has been achieved through years of hard work and long term focused decision making. Let’s start with the Midstream ownership that keeps our OpEx low. Our peers have outsourced their Midstream services, driving up their cost, and they cannot unwind those decisions and bring those margins back into the company. The third party Midstream providers will continue to extract economic rent on our competition’s gas flowing through their pipes. Since those pipes are the only way to get their gas to market.

Don Rush: Second, our FT decisions have kept our costs low and our flexibility high. Our peers, on the other hand, have fixed payments for 10 to 15 years. That can cost up to one dollar, per MCFE, and costs hundreds of millions of dollars each year for little value in return. As the majority of the recent FT obligations are under water from a pricing perspective.

Don Rush: Third, our gathering systems and water systems required hundreds of millions of dollars in five years to build. So in order for our competitors to catch up, it will take them hundreds of millions of dollars and half a decade to match those investments. Fourth, our land position goes back to over 100 years. Much of our acreage is owned in fee and is comprised of high NRI leases that are held by production. Our competitors will never match this and their position is eroding as they fail to renew leases or they sell overriding royalties to keep the ship afloat. Rolling all these advantages together creates a company that not only survives, but generates an expected five hundred million dollars a year in free cash flow and a two dollar 40 cent not mixed strip. With a current free cash flow yield that none of our peers can come close to. Our advantages are real and are going to last a long time, especially in the current price environment. These non-replicable attributes should receive an acquisition premium in our stock since we are the best positioned company in the peer group. Now let’s shift to discuss some of the tremendous upside for C.N. X, which can be found on slide 27.

Don Rush: As I have mentioned multiple times now are base free cash flow plans and stock valuations are conservative in nature and have plenty of upside. For example, if NYMEX gas prices return to two dollars and seventy five cents, our free cash flow will increase by one hundred fifty million dollars per year in the outer years of this plan. Another example is further potential costs, improvements or new third party. That we could generate. Not to mention the potential for extra value creation through incremental D&C activity or using our free cash flow for share buybacks or acquisitions. There are a tremendous number of opportunities that can create additional value since we have the flexibility to opportunistically allocate our capital as the industry’s variables change. A visual of this can be seen on Slide 28. This is just a basic example of how our substantial free cash flow and business flexibility creates incremental value in almost any environment. Starting off in the high gas price, high stock price world, it is easy to see how CNX and frankly, any of our peers would have a plethora of options to carry value and free cash flow in this scenario. What makes us different is our ability to first generate free cash flow and second, opportunistically use it in any of the more challenged scenarios. Especially with our strong balance sheet and in a low share price and low gas price world, we could create tremendous value for CNX shareholders as we use our strong balance sheet to take advantage of a market disconnect and use the free cash flow to buy back shares. Bottom line is, our free cash flow will be there in any environment, and the flexibility of our business allows us to invest each incremental dollar in the place that creates the most risk adjusted value. Slide 29 sums up the bottom line. Our nine dollars share price is substantially below any conceivable reasonable valuation of our company under a conservative seven year free cash flow plan. That assumes we just pay off all of our debt and build cash on the balance sheet without reinvesting it into anything additional in the box to the left. Our worst case scenario is our debt pay down creates proportional equity value improvements and the stock appreciates to over 20 dollars per share in the middle. The NYMEX cash strip stays where it’s at, we still simply pay down debt and build cash. But the light bulb goes off about us in the capital markets and we start getting valued at a six point five percent free cash flow yield. In that world, our nine dollar share price goes to thirty five dollars a share into the box to the right. Again, same conservative free cash flow plan. Same simple pay down of debt and build cash planned. But with a two dollar and seventy five cent NYMEX price strip using the same six point five free cash flow yield or nine dollar stocks should be worth forty five dollars per share. So without incremental investments or buybacks are nine dollars, stock is worth twenty two dollars on the low end and potentially forty five dollars on the high end without doing anything but hoarding all the free cash flow would generate incremental investments and or share buybacks have the potential to move these share prices up substantially more on top of that. Hopefully by this point of the presentation, the why should you invest in the new CNX question should be easy to answer. But I will tick through the highlights one more time. We are the lowest cost producer in Appalachia. We expect to generate five hundred million dollars per year in free cash flow under conservative assumptions at the current two dollar and forty cent NYMEX strip. Our business plan is safe, and value creation at a nine dollar per share buy in price is extremely safe based on the debt to equity math and the fact that eventually will be looked at as a free cash flow yield investment. On top of all that, the company and gas prices have a tremendous amount of upside. All of our attributes that allow us to do all of these wonderful things are sticky and it would take our peers a decade to get to the point we are at today. Our company is even more attractive when considering the flexibility we have to invest our free cash flow to create even more value over and above our base business value proposition. You add this all up and it becomes clear that CNX is one of the best investments in the entire public market. If you want to invest, I would suggest moving quickly. Our current market disconnect will not last long as we move quarter by quarter, year by year, delivering on our free cash flow projections, paying down our debt, creating more value, and eventually not only getting our stock to a point where our free cash flow yield is reasonable, but creating more value on top of it. Nick and I want to thank you for taking the time to understand why the new CNX is such a compelling investment case. And we look forward to the exciting months and years ahead for this great company.

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Forward-Looking Statements

All statements in this report (and oral statements made regarding the subjects of this communication), including those that express a belief, expectation or intention, may be considered forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act) that involve risks and uncertainties that could cause actual results to differ materially from projected results. Without limiting the generality of the foregoing, forward-looking statements contained in this communication include statements relying on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of CNX Resources and CNX Midstream, which could cause actual results to differ materially from such statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include, but are not limited to, statements regarding the expected benefits of the proposed transaction to CNX Resources and CNX Midstream and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; and the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. While CNX Resources and CNX Midstream believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on CNX Resources, CNX Midstream and their customers; the impact of outbreaks of communicable diseases such as the novel highly transmissible and pathogenic coronavirus (COVID-19) on business activity, the Company’s operations and national and global economic conditions, generally; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of CNX Resources’ or CNX Midstream’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the performance of CNX Midstream.

The forward-looking statements in this report speak only as of the date of this report; we disclaim any obligation to update these statements. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the risks and uncertainties set forth in the “Risk Factors” section of CNX Resources’ Annual Report on Form 10-K for the year ended December 31, 2019, and Quarterly Report on Form 10-Q for the three months ended March 31, 2020, each filed with the Securities and Exchange Commission, and any subsequent reports filed with the Securities and Exchange Commission.

No Offer or Solicitation

This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where You Can Find It

In connection with the proposed transaction, CNX Resources will file a registration statement on Form S-4, including a consent statement/prospectus of CNX Resources and CNX Midstream, with the SEC. INVESTORS AND SECURITY HOLDERS OF CNX RESOURCES AND CNX MIDSTREAM ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Investors and security holders may obtain a free copy of the consent statement/prospectus (when available) and other relevant documents filed by CNX Resources and CNX Midstream with the Securities and Exchange Commission (the “SEC”) from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the consent statement/prospectus and other relevant documents (when available) from www.cnx.com under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Solicitation Relating to the Merger

CNX Resources, CNX Midstream and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of consents in respect of the transaction. Information about these persons is set forth in CNX Resources’ proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2020, and CNX Midstream’s Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2019, which were filed with the SEC on February 10, 2020 and April 27, 2020, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the consent statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.